Filed by Barrick Gold Corporation

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Placer Dome Inc.

Commission File Number: 1-9059

Date: October 31, 2005

PRESS RELEASE - October 31, 2005

All currency figures in US dollars

Barrick Announces Offer for Placer Dome at Value of US$9.2 Billion

Separate Agreement provides for the sale to Goldcorp of certain Placer Dome assets and interest in a development project for approximately US$1.35 billion in cash

Highlights

•	Combined company to have a solid foundation of operating assets and financial resources, and an unrivalled pipeline of development projects.

•	Placer Dome shareholders to receive US$20.50 per share: approximately 87% in Barrick shares and 13% in cash.

•	Offer represents a premium of 27% based on the average closing price of the last ten days.

•	Approximately US$240 million in annual synergies have been estimated to date as a result of the proposed transaction and the Barrick/Goldcorp Agreement.

•	Transaction is expected to be accretive to Barrick’s Net Asset Value, earnings and cash flow.

Barrick Gold Corporation (ABX:TSX; NYSE) announced today that it will make an offer to acquire all the outstanding shares of Placer Dome Inc. to further strengthen its competitive position within the gold mining industry in a transaction valued at about $9.2 billion (or $9.5 billion on a fully diluted basis). The cash and share offer represents a premium of 24% over Placer Dome’s NYSE closing price on October 28, 2005, and 27% over the average closing price of Placer Dome’s shares over the last 10 days.

“I am very excited about the value that Barrick can deliver for Placer Dome and Barrick shareholders by combining our assets, people and projects,” said Greg Wilkins, Barrick President and Chief Executive Officer. “We will have a solid foundation of operating assets and financial resources, and an unrivalled pipeline of development projects and exploration properties to expand our business internationally. And this pipeline of projects will benefit from Barrick’s proven track record in developing new mines.”

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In the offer, Placer Dome’s common shareholders will have the right to elect to receive $20.50 in cash or 0.7518 of a Barrick Common Share plus $0.05 in cash for each Placer Dome Common Share, subject to pro ration based upon the maximum amount of cash and Barrick Common Shares offered. The maximum amount of cash to be paid by Barrick will be approximately $1.224 billion, and the maximum number of Barrick Common Shares to be issued will be approximately 303 million, taking into account the conversion of Placer Dome’s outstanding convertible debt securities and outstanding share options. Assuming full pro ration of these maximum amounts, this would result in $2.65 in cash and 0.6562 of a Barrick Common Share for each Placer Dome Common Share subject to the offer.

Barrick and Goldcorp Inc. have entered into an agreement under which Goldcorp will acquire certain of Placer Dome’s subsidiaries and an interest in a development project for which Goldcorp will pay Barrick approximately $1.35 billion in cash.

Many Barrick, Placer Dome and Goldcorp operating mines, development projects and exploration properties are in close proximity. The key operational synergies between Barrick and Placer Dome are international in scope: Nevada, Chile, Australia and Tanzania. For Goldcorp, the complementary assets are primarily in Ontario. As a result, total synergies from Barrick’s acquisition of Placer Dome and the Barrick/Goldcorp agreement are estimated to be $240 million per year. Barrick currently expects to capture synergies of approximately $200 million a year, due to cost savings in operating and capital efficiencies, general administrative expenses, exploration, tax efficiencies, debt optimization and procurement practices.

This transaction is expected to be accretive to Barrick’s Net Asset Value, earnings and cash flow.

The pro forma combined Company, excluding assets to be acquired by Goldcorp, will have:

▪	149.8 million in proven and probable gold reserves and 63.3 million ounces in resources(1) based on 2004 year-end figures and Placer Dome’s publicly-announced adjustments in 2005;
▪	Proven and probable copper reserves of 6,542 million pounds as at December 31, 2004;
▪	Estimated production of between 8.3 and 8.4 million ounces of gold and about 370 million pounds of copper for 2005 from a portfolio of quality operations in key gold-producing districts;
▪	Estimated total cash costs per ounce of gold in the range of $245-250 for 2005;
▪	Proven cost-containment strategies to mitigate industry-wide cost pressures;
▪	Opportunities to grow, with an unrivalled pipeline of nine projects on four continents and extensive land positions for exploration in 16 countries - reflecting a balanced geopolitical risk profile;
▪
Cash position (assuming cash proceeds from the exercise of stock options) of $2.4 billion as at September 30, 2005, and EBITDA of approximately $1 billion for the twelve months ended September 30, 2005;

▪	The ability to finance a combined project pipeline without equity dilution; and
▪	A performance-driven management team with demonstrated expertise in developing, financing and operating large scale mines worldwide.

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“There is a natural fit between key Placer Dome assets and our own,” said Mr. Wilkins. “We have an established track record of integrating quality assets, aggressively developing projects and tapping the skills of talented employees such as Placer Dome’s. We can combine all of these strengths and deliver value for all concerned.”

Upon Barrick’s acquisition of 100% of Placer Dome, Goldcorp has agreed to acquire Placer Dome’s interests(2) in the Campbell, Porcupine, and Musselwhite gold mines in Ontario and the La Coipa silver mine in Chile, as well as Placer Dome’s Canadian exploration and reclamation properties. Goldcorp also has agreed to acquire a 40% interest in the Pueblo Viejo development project in the Dominican Republic. The total purchase price for these interests will be approximately $1.35 billion payable in cash on closing, subject to specified purchase price adjustments.

Goldcorp’s Chief Executive Officer, Ian Telfer, said: “We believe that our partnership with Barrick adds a unique element to Barrick’s offer for Placer Dome. Together, we have been able to create further value by bringing additional synergies to the proposed transaction, and we at Goldcorp will have acquired additional quality operating assets and gained the gold industry’s premier mine builder as a joint venture partner in a significant development project.”

Barrick’s CEO Greg Wilkins added: “We believe that our offer represents a compelling opportunity for Placer Dome’s shareholders. It is also an exciting opportunity for Placer Dome employees, whose dedication and skills we value highly. We look forward to working with them in realizing the potential growth of the combined Company.”

After the completion of the acquisition, Barrick will remain headquartered in Toronto, Canada, and will consolidate an exploration/technical services office in Vancouver, building on Placer Dome’s existing technical services group. Barrick will adapt its regional business unit structure to its new geographic profile by reconfiguring some units and increasing their total number to five:
North America, South America, Australia/Asia, Africa, and Russia/Central Asia.

Full details of the offer will be included in the formal offer and take-over bid circular to be mailed to Placer Dome shareholders. Barrick will formally request a list of Placer Dome’s shareholders today and expects to mail the take-over bid documents to Placer Dome shareholders as soon as possible following receipt of the shareholders list. The offer will be open for acceptance for 35 days following the date of the mailing. The offer will be subject to certain conditions of completion, including receipt of all necessary regulatory clearances, absence of material adverse changes and acceptance of the offer by Placer Dome shareholders owning not less than two-thirds of the Placer Dome common shares on a fully-diluted basis. Once the two-thirds percentage acceptance level is met, Barrick intends, but is not required, to take steps to acquire all outstanding Placer Dome common shares.

Barrick’s financial advisors are RBC Capital Markets and Merrill Lynch; its legal advisors are Davies Ward Phillips & Vineberg LLP in Canada and Cravath, Swaine & Moore LLP in the US.

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About Barrick
Barrick has been bringing a new generation of mines into production around the globe and has the lowest total cash costs among major gold producers. Its Vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

Barrick’s shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

Conference Call and Webcast

The investment community is invited to participate in the Barrick’s conference call and webcast as follows:

Monday, October 31, 2005 at 9:00 am (EST)

Toll Free: 800-215-1640
International: 415-904-7360

The live webcast can be accessed by visiting www.barrick.com and clicking on the event title under “Latest Presentations”.

The Conference Call will be available for replay until November 7th by calling 800-558-5253 for North American callers and 416-626-4100 for International callers, Reservation #21267932.

The archival webcast of the presentation can be accessed via the Internet by visiting www.barrick.com and clicking on the link titled “Barrick Announces Offer for Placer Dome”.

Media Conference

A media conference with Greg Wilkins, Barrick’s President and Chief Executive Officer, will be held as follows:

Monday, October 31, 2005 at 11:00 am (EST) at BCE Place, Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto

Authorized media representatives who are unable to attend the conference in person may participate by dialing:

Toll Free: 800-633-8547
International: 416-641-6668

(1) Includes Cerro Casale which Placer Dome has entered into an agreement in principle to sell its interest to Arizona Star and Bema Gold.
(2) In the event that Barrick and Goldcorp are unable to complete any part of the proposed transaction as a result of any legal or contractual impediment associated with a particular asset, the parties have agreed to make certain adjustments to the purchase price to reflect that fact.

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This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Barrick or Placer Dome. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s website or by directing a request to Barrick’s media or investor relations department.

Forward-Looking Statements

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information:

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor Vice President,	Mary Ellen Thorburn Director,	Vincent Borg Vice President,

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Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	Investor Relations Tel: (416) 307-7363 Email: mthorburn@barrick.com	Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

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